

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

November 6, 2009

<u>Via U.S. Mail</u>

Mr. Alan Campbell
Chief Financial Officer
Freescale Semiconductor Holdings I, Ltd
6501 William Cannon Drive West
Austin, Texas 78735

> **Re:** **Freescale Semiconductor Holdings I, Ltd**
> **Freescale Semiconductor, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed February 6, 2009**
> **File No. 333-141128-05 and 001-32241**

Dear Mr. Campbell:

We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief